PRICING SUPPLEMENT NO. AIG-FP-57	FILED PURSUANT TO RULE 424(b)(2)
DATED FEBRUARY 4, 2008	REGISTRATION NOS. 333-106040; 333-143992
TO PROSPECTUS DATED JULY 13, 2007
AND PROSPECTUS SUPPLEMENT DATED JULY 13, 2007
AMERICAN INTERNATIONAL GROUP, INC.
MEDIUM-TERM NOTES, SERIES AIG-FP,
CMS CURVE NOTES DUE FEBRUARY 28, 2028

Principal Amount: U.S.$5,000,000	Issue Date: February 28, 2008

Agents’ Discount or Commission: None	Stated Maturity Date: February 28, 2028

Net Proceeds to Issuer: U.S.$5,000,000	Interest Rate: For each Interest Accrual Period from and including the Issue Date to, but excluding, February 28, 2009, the interest rate per annum shall be 9.00%.

For each Interest Accrual Period from and including February 28, 2009 to, but excluding, February 28, 2028, the interest rate per annum shall be determined as follows:

9.00% times (ii) N/M;

in each case, where “N” is the total number of calendar days in the applicable Interest Accrual Period that the Reference Rate is greater than or equal to 0.00%; and “M” is the total number of calendar days in the applicable Interest Accrual Period.

For the purpose of calculating the value of “N”, for each calendar day in an Interest Accrual Period that is not a U.S. Government Securities Business Day, the Reference Rate will be deemed to be equal to the Reference Rate on the next preceding U.S. Government Securities Business Day, subject to the provisions set out under “Reference Rate Cut-Off” below.

Interest Payment Dates: Semiannually, on the 28th day of each February and August, commencing August 28, 2008 and ending on the Maturity Date (whether the Stated Maturity Date or an earlier Redemption Date), subject to adjustment using the Modified Following Business Day Convention.
Interest Accrual Periods: The semi-annual period from and including the Issue Date (in the case of the first Interest Accrual Period) or the previous Period End Date, as applicable, to but excluding the next Period End Date.

Period End Dates: Semiannually, on the 28th day of each February and August, commencing August 28, 2008 and ending on the Maturity Date, not subject to adjustment whether or not such dates are Business Days or U.S. Government Securities Business Days.
Reference Rate: An amount equal to 30CMS minus 10CMS; where (i) “30CMS” is the 30-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time, and (ii) “10CMS” is the 10-Year Constant Maturity Swap rate, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and reported on Reuters ISDAFIX1 or any successor page thereto at 11:00 a.m. New York time. If either of 10CMS or 30CMS does not appear on Reuters Screen ISDAFIX1 on any date, such rate for such date shall be determined as if the parties had specified “USD-CMS-Reference Banks” (as defined below) as the rate (or rates) that does not appear on Reuters Screen ISDAFIX1.

Reference Rate Cut-Off: Beginning with the Interest Accrual Period commencing on February 28, 2009, for each day in an Interest Accrual Period starting on, and including, the fifth U.S. Government Securities Business Day prior to the Period End Date for such Interest Accrual Period and ending on and excluding such Period End Date, the applicable Reference Rate will be equal to the Reference Rate as determined on the fifth U.S. Government Securities Business Day prior to such Period End Date.

Form: ☑ Book Entry ☐ Certificated	CUSIP No.: 02687QDN5

Specified Currency (If other than U.S. dollars): N/A	Authorized Denominations: U.S.$1,000 and integral multiples of U.S.$1,000 in excess thereof
The notes are being placed through or purchased by the Agents listed below:

Agent	Principal Amount
Nomura Securities International, Inc.	U.S.$5,000,000	Capacity:	☐ Agent	☑ Principal

If as Agent:	The notes are being offered at a fixed initial public offering price of % of principal amount.
If as Principal:	☐ The notes are being offered at varying prices related to prevailing market prices at the time of resale.
☑ The notes are being offered at a fixed initial public offering price of 100% of principal amount.

Concurrently with the pricing of the offering of the Notes, we intend to enter into a swap transaction with an affiliate of the underwriter, Nomura Securities International, Inc. (“Nomura”), to hedge completely our market risk under the Notes. Assuming there are no changes in market conditions or any other relevant factors, the price, if any, at which Nomura or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. For more information, see “Risk Factors.”
Redemption at Option of Issuer:
The notes will be redeemable, in whole only, at the option of the Issuer, upon written notice of a minimum of five (5) Business Days, at 100% of the Principal Amount, on the Interest Payment Date scheduled to fall on February 28, 2009 and on each Interest Payment Date thereafter (such date, the “Redemption Date”).
Events of Default and Acceleration:
In case an Event of Default with respect to any of the notes has occurred and is continuing, the amount payable to a holder of a note upon any acceleration permitted by the notes will be equal to the amount payable on that note calculated as though the date of acceleration were the Maturity Date of the notes.
In case of default in payment of the notes, whether at the Stated Maturity Date, upon redemption, or upon acceleration, from and after that date the notes will bear interest, payable upon demand of their holders, at the rate equal to the interest applicable to the Interest Accrual Period or portion thereof as of the date on which the default occurs, to the extent that payment of interest is legally enforceable on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.
Other Provisions:

“Modified Following Business
Day Convention”	Means the convention for adjusting any relevant date if it would otherwise fall on a day that is not a Business Day. When used in conjunction with a date, this convention shall mean that an adjustment will be made such that if that date would otherwise fall on a day that is not a Business Day, that date will be adjusted to the first following day that is a Business Day, unless the proposed adjusted date would fall in the next calendar month, in which case the adjusted date will be the first preceding day that is a Business Day.

“Business Day”	Means any day other than a day that (i) is a Saturday or Sunday, or (ii) is a day on which banking institutions generally in the cities of (a) New York, New York, (b) Sydney, Australia or (c) London, England are authorized or obligated by law, regulation or executive order to close.

“U.S. Government Securities
Business Day”	Means any day except for Saturday, Sunday, or a day on which The Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

“USD-CMS-Reference Banks”	An interest rate determined on the basis of the mid-market semi-annual swap rate quotations provided by the principal New York City office of each of five leading swap dealers in the New York interbank market (the “Reference Banks”) at approximately 11:00 a.m., New York City time on the applicable date; and for this purpose, the semi-annual swap rate means the mean of the bid and offered rates for the semi-annual fixed leg, calculated on a 30/360 day count basis, of a fixed-for-floating U.S. dollar interest rate swap transaction with a term equal to, in the case of 30CMS, 30 years, and in the case of 10CMS, 10 years, commencing on the applicable date and in a representative amount for USD 30-year and USD 10-year CMS swap transactions, as applicable, with an acknowledged dealer of good credit in the swap market, where the floating leg, calculated on an actual/360 day count basis, is equivalent to USD-LIBOR-BBA with a designated maturity of three months. The Calculation Agent will request the Reference Banks to provide a quotation of its rate. If at least three quotations are provided, the rate for the applicable date will be the arithmetic mean of the quotations, eliminating the highest quotation (or, in the event of equality, one of the highest) and the lowest quotation (or, in the event of equality, one of the lowest). If two quotations are provided, the rate for the applicable date will be the arithmetic mean of the two quotations. If one quotation is provided, the rate for the applicable date will be that single quotation provided. If no quotations are provided, the rate for the applicable date will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

“Maturity Date”	The earlier of the Stated Maturity Date or the Redemption Date.

Day Count Convention:	30/360

Calculation Agent:	AIG Financial Products Corp. (“AIG-FP”)

Examples of Calculation of Interest Rate:
The applicable Interest Rate for each semiannual Interest Accrual Period will be determined on a per-annum basis but will apply only to that Interest Accrual Period.
Example 1: Assuming that during a 182 day Interest Accrual Period commencing on or after February 28, 2009 and ending prior to the Stated Maturity Date, the Reference Rate is greater than or equal to 0.00% on every day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 9.00% calculated as follows: 9.00% x 182/182 = 9.00% per annum.
Example 2: Assuming that during a 182-day Interest Accrual Period commencing on or after February 28, 2009 and ending prior to the Stated Maturity Date, the Reference Rate is less than 0.00% on every day in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 0.00% calculated as follows: 9.00% x 0/182 = 0.00% per annum.
Example 3: Assuming that during a 182-day Interest Accrual Period commencing on or after February 28, 2009 and ending prior to the Stated Maturity Date, the Reference Rate is greater than or equal to 0.00% on 91 days in the applicable Interest Accrual Period, on the applicable Interest Payment Date, the Interest Rate per annum for the applicable Interest Accrual Period would be 4.50% calculated as follows: 9.00% x 91/182 = 4.50% per annum.
RISK FACTORS
          Investing in the Notes involves a number of significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-year Constant Maturity Swap (CMS) Rate and 10-year CMS Rate, and other events that are difficult to predict and beyond AIG’s control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of their particular circumstances.
The inclusion in the original issue price of the Notes of distribution costs and projected profits from hedging is likely to adversely affect secondary market prices for the Notes
          Concurrently with the pricing of the offering of the Notes, we intend to enter into a swap transaction with an affiliate of the underwriter, Nomura, to hedge completely our market risk under the Notes. See “Supplemental Plan of Distribution” for more information regarding the terms of the swap. Assuming there are no changes in market conditions or any other relevant factors, the price, if any, at which Nomura or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower, and could be substantially lower, than the original public offering price of the Notes. This is due to a number of factors, including that (i) the potential profit to the secondary market purchaser of the Notes may be incorporated into any offered price and (ii) the cost of funding used to value the Notes in the secondary market is expected to be higher than our actual cost of funding incurred in connection with the issuance of the Notes. In addition, the original public offering price of the Notes included, and secondary market prices are likely to exclude, underwriting discounts paid with respect to the Notes, and the projected profit that our swap counterparty may realize in connection with this swap. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant in the case of complex financial instruments such as the Notes, the original public offering price may differ from values determined by pricing models used by our swap counterparty or other potential purchasers of the Notes in secondary market transactions.
          Nomura is not obligated to make a market in the Notes.
Limitations on Returns on the Notes.
          The interest payable on the notes is uncertain, and movements in the 30-year CMS Rate and the 10-year CMS Rate will affect whether or not and the extent to which you will receive interest on the notes in any Interest Accrual Period.
          The maximum Interest Rate on the notes is, at all times, 9.00% per annum. However, for every day during any Interest Accrual Period commencing on or after February 28, 2009, on which the Reference Rate is negative, that is, for every day in the applicable period on which the USD 30-year Constant Maturity Swap (CMS) Rate is less than USD 10-year CMS Rate, the applicable Interest Rate for that Interest Accrual Period will be reduced, and accordingly, your return for any Interest Accrual Period over the life of the notes could be significantly less than 9.00% per annum. If the Reference Rate is less than 0.00% (that is, if the 10-year rate is higher than the 30-year rate) on every day in any Interest Accrual Period starting on or after February 28, 2009, the applicable Interest Rate for that Interest Accrual Period will be zero.
Historical performance of the spread between the USD 30-year Swap Rate and the USD 10-year Swap Rate should not be taken as an indication of the future performance of the 30-year CMS Rate and the 10-year CMS Rate during the term of the notes.
          It is impossible to predict whether the Reference Rate will increase or decrease. The Reference Rate will be influenced by complex and interrelated political, economic, financial and other factors; therefore, the historical spread between the 30-year CMS Rate and the 10-year CMS Rate should not be taken as an indication of the future performance of the spread between these two rates during the term of the notes.
          Factors that may affect the level of the 30-year CMS Rate and the 10-year CMS Rate and the Reference Rate representing the difference between them include monetary policy, interest rate volatility, interest rate levels and the inflation rate.
          Please note that historical trends are not indicative of future behavior of the 30-year CMS Rate, the 10-year CMS Rate and the spread between the two swap rates.
There may not be an active trading market in the Notes and sales prior to maturity may result in losses.
          There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you. Sales in the secondary market may result in significant losses. Nomura currently intends to act as market maker for the Notes, but it is not required to do so, and may stop doing so at any time. We expect there will be little or no liquidity in the Notes.
Any decline in our credit ratings may affect the market value of your notes.
          Our credit ratings are an assessment of our ability to pay our obligations, including our obligations under the notes. Consequently, actual or anticipated declines in our credit ratings may affect the market price of your notes.
The market value of the notes may be influenced by unpredictable factors.
          The market value of your notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the notes. We expect that generally the 30-Year CMS Rate and the 10-Year CMS Rate on any day and expectations relating to the future level of the 30-Year CMS Rate and the 10-Year CMS Rate will affect the market value of the notes more than any other single factor. Other factors that may influence the market value of the notes include:
•	supply and demand for the notes, including inventory positions held by any market maker;

•	economic, financial, political and regulatory or judicial events that affect financial markets generally;

•	rates in the market generally;

•	the time remaining to maturity;

•	our right to redeem the notes; and

•	our creditworthiness.
Market factors may influence whether we exercise our right to redeem the notes prior to their scheduled maturity.
          It is more likely that we will redeem the notes prior to their stated Maturity Date to the extent that the Reference Rate increases and results in an amount of interest in respect of the notes greater than that for instruments of a comparable maturity and credit rating trading in the market. If we redeem the notes prior to their stated maturity date, you may be unable to invest in securities with similar risk and yield as the notes and replacement investments may be more expensive than your investment in the notes. Your ability to realize market value appreciation and any interest is limited by our right to redeem the notes prior to their scheduled maturity.
Trading by certain of our affiliates in the U.S. Dollar swap rate market may impair the value of the notes.
          Certain of our affiliates, including our subsidiary AIG-FP, the Calculation Agent, are active participants in the U.S. Dollar swap rate market as dealers, proprietary traders and agents for our customers, and therefore at any given time may be a party to one or more transactions related to the 30-year CMS Rate or the 10-year CMS Rate. In addition, we or one or more of our affiliates may hedge our exposure under the notes by entering into various transactions. We may adjust these hedges at any time and from time to time. Our trading and hedging activities or other financial activity of ours or our affiliates may have a material adverse effect on the spread between the 30-year CMS Rate and the 10-year CMS Rate and make it less likely that you will receive a return on your investment in the notes. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the notes may decline.
We may have conflicts of interests arising from our relationships with the Calculation Agent.
          You should be aware that AIG-FP, our subsidiary, in its capacity as Calculation Agent for the notes, is under no obligation to take your interests into consideration in determining the Reference Rate or the number of days on which interest will accrue, and is only required to act in good faith and in a commercially reasonable manner. AIG-FP as Calculation Agent will, among other things, also determine the applicable Interest Rate payment to be made on the notes. Because these determinations by the Calculation Agent will affect the interest payments and the payment at maturity on the notes, conflicts of interest may arise in connection with its performance of its role as Calculation Agent.
ERISA CONSIDERATIONS
          The notes may not be purchased or held by any employee benefit plan or other plan or account that is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Section 4975 of the Code (each, a “plan”), or by any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”), unless in each case the purchaser or holder is eligible for exemptive relief from the prohibited transaction rules of ERISA and Section 4975 of the Code under a prohibited transaction class exemption issued by the Department of Labor or another applicable statutory or administrative exemption. Each purchaser or holder of the notes will be deemed to represent that either (1) it is not a plan or plan asset entity and is not purchasing the notes on behalf of or with plan assets or (2) with respect to the purchase and holding, it is eligible for relief under a prohibited transaction class exemption or other applicable statutory or administrative exemption from the prohibited transaction rules of ERISA and Section 4975 of the Code. The foregoing supplements the discussion under ERISA Considerations in the base prospectus dated July 13, 2007.
USE OF PROCEEDS
          We intend to lend the net proceeds from the sale of the notes to our subsidiary AIG-FP or certain of its subsidiaries for use for general corporate purposes.

HISTORICAL INFORMATION ON CONSTANT MATURITY SWAP RATES
          The following graphs set forth the historical spread between the 30-Year CMS Rate and the 10-Year CMS Rate and the levels of each of the 30-Year CMS Rate and the 10-Year CMS Rate for the years indicated. You should not take the past performance of the spreads between the 30-Year CMS Rate and the 10-Year CMS Rate as an indication of future spreads.
Source: Bloomberg L.P. (without independent verification)

Source: Bloomberg L.P. (without independent verification)
Source: Bloomberg L.P. (without independent verification)

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
          For the reasons described below, we believe that the notes should be characterized as “variable rate” notes for U.S. federal income tax purposes and we intend to treat the notes as such. For a summary of the material U.S. federal income tax consequences of owning variable rate notes, please see the description under the heading “United States Taxation — United States Holders — Original Issue Discount — Variable Rate Notes” in the accompanying prospectus supplement.
          This conclusion is based on our judgment that (i) the initial rate of 9% is a reasonable approximation of the amount of interest that would have been payable on the notes had the rate for the initial period been determined using the interest rate formula in effect for the Interest Accrual Period starting from and including February 28, 2009 (such approximation, a “Reasonable Approximation”), and (ii) there is no significant “front-loading” or “back-loading” of interest, as discussed below.
          Under the applicable U.S. Treasury Regulations governing original issue discount on debt instruments, a debt instrument is a “variable rate” note if it provides for interest at an “objective rate” (that is, a rate determined using a single interest rate formula based on objective financial or economic information), unless the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. We believe that, although the applicable U.S. Treasury Regulations are not entirely clear, the existence of our option to call the notes should be taken into account in determining whether the notes are reasonably expected to provide for significant “front-loading” or “back-loading” of interest. Taking into account that option, we do not expect there to be significant “front-loading” or “back-loading” of interest payments on the notes, and we therefore believe that the notes should qualify as “variable rate notes.”

You should be aware that our expectations regarding “front-loading” and “back-loading” of interest are only applicable for purposes of determining the tax treatment of your notes. We are not making any representation or prediction regarding the actual amount of interest that may be payable on your note, and we are under no obligation to call, and we are not making any promise or representation that we will call, the notes prior to their Stated Maturity Date.
          Alternatively, if the initial fixed interest rate of 9% is not a Reasonable Approximation or if the notes were found to have significant front-loading or back-loading of interest, it is possible that your notes could be characterized as contingent payment obligations subject to rules described under the heading “United States Taxation — United States Holders — Original Issue Discount — Notes Subject to the Contingent Payment Obligation Rules” in the accompanying prospectus supplement. In that case, among other differences, as more completely described in the prospectus supplement, United States holders of the notes that otherwise use the cash receipts and disbursements method of accounting would be required to use an accrual method of accounting in determining their income from ownership of the notes, and gain from a sale, redemption or exchange of the notes would be treated as ordinary income rather than capital gain.

SUPPLEMENTAL PLAN OF DISTRIBUTION
          Under the terms, and subject to the conditions, contained in a terms agreement dated the date hereof, we have agreed to sell the Notes to Nomura. Nomura has advised us that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may be changed. The terms agreement provides that Nomura is committed to take and pay for all of the Notes if any are taken. See also “Supplemental Plan of Distribution” in the accompanying prospectus supplement.
          Concurrently with the pricing of the offering of the Notes, we intend to enter into a swap transaction with an affiliate of the underwriter, Nomura, to hedge completely our market risk under the Notes. Under this swap transaction we will be entitled to receive from the swap counterparty payments equal to all amounts due under the Notes, on the due date for such amounts, in exchange for periodic LIBOR-based payments by us to the swap counterparty.
          We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.
GENERAL INFORMATION
          The information in this Pricing Supplement, other than the information regarding the initial public offering price, the net proceeds to the issuer, the identities of the initial purchasers or agents, the information under “Examples of Calculation of Interest Rate”, “Risk Factors”, “ERISA Considerations”, “Use of Proceeds”, “Certain U.S. Federal Income Tax Consequences” and “Supplemental Plan of Distribution” above, the historical information (including the graphs) under “Historical Information on Constant Maturity Swap Rates” above and the following two paragraphs, will be incorporated by reference into the Global Security representing all the Medium-Term Notes, Series AIG-FP.
          We are offering notes on a continuing basis through AIG Financial Securities Corp., ABN AMRO Incorporated, ANZ Securities, Inc., Banca IMI S.p.A., Banc of America Securities LLC, Barclays Capital Inc., Bear, Stearns & Co. Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., BNY Capital Markets, Inc., Calyon Securities (USA) Inc., CIBC World Markets Corp., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Daiwa Securities America Inc., Daiwa Securities SMBC Europe Limited, Deutsche Bank Securities Inc., Goldman, Sachs & Co., Greenwich Capital Markets, Inc., HSBC Securities (USA) Inc., J.P. Morgan Securities Inc., Key Banc Capital Markets Inc., Lehman Brothers Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Mitsubishi UFJ Securities International plc, Mizuho International plc, Mizuho Securities USA Inc., Morgan Stanley & Co. Incorporated, National Australia Capital Markets, LLC, RBC Capital Markets Corporation, Santander Investment Securities Inc., Scotia Capital (USA) Inc., SG Americas Securities, LLC, TD Securities (USA) LLC, UBS Securities LLC, and Wachovia Capital Markets, LLC, as agents, each of which has agreed to use its best efforts to solicit offers to purchase notes. We may also accept offers to purchase notes through other agents. See “Plan of Distribution” in the accompanying prospectus supplement.
          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if the prospectus, the prospectus supplement or this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.